AMARC DRILLING CONTINUES TO EXPAND NEWTON GOLD DISCOVERY

January 23, 2012 - Vancouver, BC - Amarc Resources Ltd. (“Amarc” or the “Company”) (TSX Venture: AHR; OTCBB: AXREF) is pleased to announce assay results from delineation drill holes 11051 and 11052, which continue to expand the Newton bulk tonnage gold discovery in south-central British Columbia (BC).

Important gold results have now been returned from drill intersections in 43 holes located throughout an area that currently measures 900 metres by 600 metres and is open to expansion in several directions. The age and geological characteristics of the gold mineralization at Newton demonstrate striking similarities to the mineralization at New Gold’s Blackwater deposit located to the north. Amarc owns an 80% interest in the Newton property and is the operator of the Newton Joint Venture. Newton Gold Corp. has a 20% participating interest.

Results from holes 11051 and 11052 are summarized in the Table of Assay Results below. Drill hole 11051 was completed as a re-drill of hole 11050 which was lost at shallow depth. A drill plan and other information regarding the Newton Project are available on Amarc’s website at www.amarcresources.com.

NEWTON PROJECT
TABLE OF ASSAY RESULTS

Drill Hole ID	Incl.	From (m)	To (m)	Int. (m)	Au (g/t)	Ag (g/t)	AuEQ[1] (g/t)
11051		81.0	129.0	48.0	0.77	3.7	0.84
11051	Incl.	81.0	102.0	21.0	0.96	5.5	1.05
11051		315.0	408.0	93.0	0.76	1.8	0.79
11051	Incl.	366.0	408.0	42.0	1.21	0.8	1.22
11052		48.0	456.0	408.0	0.60	2.6	0.64
11052	Incl.	48.0	207.0	159.0	0.84	3.1	0.89
11052	and	99.0	207.0	108.0	1.00	3.6	1.06
11052	and	138.0	207.0	69.0	1.23	4.7	1.31
11052	and	168.0	171.0	3.0	7.70	3.6	7.76
11052	Incl.	318.0	456.0	138.0	0.60	2.8	0.65
11052	and	378.0	456.0	78.0	0.73	2.8	0.78
11052	and	378.0	426.0	48.0	0.93	3.8	0.99

1.	Gold equivalent calculations use metal prices of Au US$1200/oz and Ag US$20/oz. Metallurgical recoveries and net smelter returns are assumed to be 100%.
2.	All holes are drilled vertically.
3.	Widths reported are drill widths, such that true thicknesses are unknown. All assay intervals represent length weighted averages.

“We continue to be extremely encouraged by the long intercepts of bulk tonnage style gold mineralization being intersected at Newton, as well as its continuity and grade,” said Amarc Executive Chairman Robert Dickinson. We are confident that Newton will be confirmed as the next major gold discovery in BC’s new emerging Blackwater-Newton gold belt.”

Assaying of holes 11053 through 11055 is in progress; results will be released as they are received and compiled. Drilling at Newton was halted for the holiday season in mid-December. It is scheduled to recommence in early February and continue until the discovery is delineated.

Amarc drill crews are progressively stepping out from the discovery drill holes at Newton, and have intersected increased thicknesses of the pervasively altered felsic volcanic rocks that host disseminated sulphides and associated gold mineralization. It is the high primary permeability of these favoured host rocks, coupled with their expanding geographic distribution that presents a permissive environment for the development of a significant bulk tonnage-style gold deposit.

The Newton property is located some 100 kilometres west of the City of Williams Lake, BC in a region characterized by gently rolling hills. The district is well served by existing transportation and power infrastructure and a skilled workforce, which support a number of operating mines, as well as late-stage mineral development and exploration projects. Newton is also located some 175 kilometres south of New Gold’s Blackwater gold deposit (Indicated Resources of 184 million tonnes at 0.94 g/t gold and 4.9 g/t silver and Inferred Resources of 43 million tonnes at 0.88 g/t gold and 4.7 g/t silver at a 0.3 g/t gold cut-off, New Gold website).

Amarc also owns a 100% interest in the 800 square kilometre Galileo property and the 140 square kilometre Hubble property located to the west and east, respectively, of New Gold’s Blackwater property. Extensive Induced Polarization geophysical surveys recently conducted by Amarc over these two properties indicate strong potential for six important sulphide mineralized systems.

Four of the defined Galileo target areas have similar dimensions to, or exceed that, of the eight square kilometre sulphide system at the Newton Project. Drill permit applications have been submitted to the provincial government in order to test these promising targets for potential gold and/or copper deposits. Once permits are received, Amarc plans to methodically drill test all of the compelling targets identified at Galileo and Hubble.

The Galileo and Hubble properties lie approximately 135 kilometres southwest of the town of Vanderhoof and 176 kilometres southwest of northern BC’s regional hub city of Prince George. The area is characterized by subdued topography and is well served by existing transportation and power infrastructure and a skilled workforce, which supports an active exploration industry.

About Amarc Resources Ltd.

Amarc is a Vancouver-based mineral exploration and development company focused on making the next major gold discovery in BC. Its exploration activities are focused on the Newton gold discovery through a Joint Venture with Newton Gold Corp. (Amarc 80%: Newton Gold Corp. 20%) and its 100% owned Galileo and Hubble properties.

Amarc is associated with Hunter Dickinson Inc. (HDI) – a diversified, global mining group with a 25-year history of mineral development success. Previous HDI projects in BC include Golden Bear, Mt. Milligan, Kemess, Gibraltar, Prosperity and Harmony. From its head office in Vancouver, Canada, HDI applies its unique strengths and capabilities to acquire, develop, operate and monetize mineral properties to provide consistently superior returns to shareholders.

Mark Rebagliati, P.Eng., a Qualified Person as defined under National Instrument 43-101, is supervising the exploration and quality assurance and quality control programs on behalf of Amarc and has reviewed the technical content of this release.

Quality Assurance/Quality Control

Sample preparation and analysis for the Newton project is done at ISO 9001:2008 accredited Acme Analytical Laboratories (Vancouver) Ltd. All samples are assayed for gold by 30 g lead collection fire assay fusion with Inductively Coupled Plasma - Emission Spectroscopy (ICP-ES) finish. Silver and 33 additional elements are determined for all samples by Aqua Regia digestion, followed by ICP-ES and ICP Mass Spectroscopy (ICP-MS) finish. All over-limit gold (greater than 10 g/t) are re-assayed by 30 g lead collection fire assay fusion with a gravimetric finish. As part of a comprehensive QA/QC program, one standard and also one field replicate or preparation duplicate are inserted into the sample stream in each group of 20 samples, as well as one or more field blanks in each analytical bath.

For further details on Amarc Resources Ltd., please visit the Company’s website at or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD

Ronald W. Thiessen
President & CEO

Neither the TSX Venture Exchange nor any other regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward Looking and other Cautionary Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts that address exploration drilling, exploitation activities and other related events or developments are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, potential environmental issues or liabilities associated with exploration, development and mining activities, exploration and exploitation successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and title and delays due to third party opposition, changes in and the effect government policies regarding mining and natural resource exploration and exploitation, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Amarc Resources Ltd., investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.